

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

Via E-mail
Mr. Tim G. Guttman
Acting Chief Financial Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

 Re: AmerisourceBergen Corporation
 Form 10-K for the Year Ended September 30, 2011
 Filed November 22, 2011
 File No. 001-16671

Dear Mr. Guttman:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Mining